SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
              FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(a)
                             (Amendment No. 18)


                       ALLSTATE FINANCIAL CORPORATION
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                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                020011 10 2
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                               (CUSIP Number)



                          Gerald F. Heupel, Jr., Esq.
                    Elias, Matz, Tiernan & Herrick L.L.P.
                                12th Floor
                           734 15th Street, N.W.
                          Washington, D.C.  20005
                              (202)347-0300
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(Name, Address, Telephone Number of Person Authorized to Receive Notices and
Communications)

                             November 30, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             Page 1 of 8 Pages

CUSIP No.  020011 10 2                   13D                 Page 2 of 8 Pages

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1             NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Value Partners, Ltd.  75-2291866
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                     (b) [X]
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*

              SC
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
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    NUMBER OF SHARES                      7       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH                            12,868,263
                                          ------------------------------------
                                          8       SHARED VOTING POWER

                                                  N/A
                                          ------------------------------------
                                          9       SOLE DISPOSITIVE POWER

                                                  12,868,263
                                          ------------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  N/A
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,868,263
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*      [ ]
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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              84.7%
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14            TYPE OF REPORTING PERSON*

              PN
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CUSIP No.  020011 10 2                   13D                 Page 3 of 8 Pages


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1             NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Ewing and Partners  75-2741747
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                     (b) [X]
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*

              N/A
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
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    NUMBER OF SHARES                      7       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH                            N/A
                                          ------------------------------------
                                          8       SHARED VOTING POWER

                                                  12,868,263
                                          ------------------------------------
                                          9       SOLE DISPOSITIVE POWER

                                                  N/A
                                          ------------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  12,868,263
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,868,263
------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*      [ ]
------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              84.7%
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14            TYPE OF REPORTING PERSON*

              PN
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CUSIP No.  020011 10 2                   13D                 Page 4 of 8 Pages


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1             NAMES OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Timothy G. Ewing
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                     (b) [X]
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3             SEC USE ONLY
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4             SOURCE OF FUNDS*

              N/A
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
              IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              N/A
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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
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    NUMBER OF SHARES                      7       SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
 REPORTING PERSON WITH                            N/A
                                          ------------------------------------
                                          8       SHARED VOTING POWER

                                                  12,868,263
                                          ------------------------------------
                                          9       SOLE DISPOSITIVE POWER

                                                  N/A
                                          ------------------------------------
                                          10      SHARED DISPOSITIVE POWER

                                                  12,868,263
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11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,868,263
------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*      [ ]
------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              84.7%
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14            TYPE OF REPORTING PERSON*

              IN
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CUSIP No.  020011 10 2          Amendment No. 18             Page 5 of 8 Pages


    Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, $.01 par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below.

    The following items are supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

    On November 30, 2000, Allstate issued 7,516,160 shares of its Common
Stock in connection with the acquisition of Harbourton Financial Corporation ("Harbourton"). Value Partners owned 95.7% of the outstanding common stock of Harbourton. Value Partners received 7,191,414 shares of Allstate Common Stock and $2,024,220.38 in cash for its shares of Harbourton common stock in connection with the merger of Harbourton into Allstate on November 30, 2000 (the "Merger") pursuant to the Agreement and Plan of Merger between Allstate and Harbourton dated October 24, 2000 (the Merger Agreement").

Item 4.  Purpose of Transaction

    The shares were acquired for investment purposes. Value Partners may now be deemed to be in control of Allstate because it owns 84.7% of the outstanding Common Stock.

    Timothy G. Ewing was a director of Harbourton and was appointed a
director of Allstate effective September 18, 2000.    Upon consummation of the
Merger, pursuant to Section 2.2(c) of the Merger Agreement, Harbourton designated Timothy G. Ewing and J. Kenneth McLendon as directors of Allstate and Allstate designated David W. Campbell, William H. Savage and one additional person to be specified as continuing directors of Allstate. Mr. Campbell is Chairman of the Board of Allstate, and Mr. McLendon is President of Allstate.

    While Value Partners has no current plans or proposals which relate to or would result in any other events covered by Item 4 of Schedule 13D, Value Partners reserves the right to consider and pursue any of such plans or proposals from time to time in the future in its capacity as the majority shareholder of Allstate. In addition, Mr. Ewing may also consider and pursue any of such plans or proposals from time to time in the future in his capacity as a director of Allstate.

Item 5.  Interest in Securities of the Issuer

    (a) Based upon information from Allstate, a total of 15,184,164 shares of Common Stock are currently issued and outstanding. Value Partners beneficially owns 12,868,263 shares of Common Stock, representing 84.7% of the issued and outstanding Common Stock.

    (b) Value Partners has the sole power to vote and dispose of the Common Stock beneficially owned by it. Value Partners does not share the power to vote or to direct the vote

CUSIP No.  020011 10 2          Amendment No. 18             Page 6 of 8 Pages


of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM") and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners.

    (c) On November 30, 2000, Value Partners acquired 7,191,414 shares of Common Stock from the Issuer in the Merger. For purposes of the Merger Agreement, these shares were assigned a value of $0.95 per share, for a total purchase price of $6,831,843.30. The closing price of the Allstate Common Stock on November 30, 2000 was $0.60 per share, resulting in the 7,191,414 newly issued shares having an aggregate value of $4,314,848.40. Value Partners also received a cash payment from Allstate of $2,024,220.38 in connection with the Merger.

    (d) to (e)  No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in
Item 4 hereof or in prior filings of this Schedule 13D and other than as set forth below.

    In Exhibit A to the Merger Agreement, Value Partners agreed to vote all of its shares of Harbourton common stock in favor of the Merger. In Exhibit B to the Merger Agreement, Value Partners agreed to vote all of its shares of Allstate Common Stock in favor of the merger. In Exhibit C to the Merger Agreement, Value Partners agreed that the newly issued shares of Allstate Common Stock that it will receive in the Merger will be restricted as to transfer.


CUSIP No.  020011 10 2          Amendment No. 18             Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits

    The following are filed as exhibits to this Schedule 13D:

Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

Exhibit 4*  Joint Filing Agreement

Exhibit 5* Agreement and Plan of Merger dated as of October 24, 2000 between Harbourton and Allstate, including Exhibits A, B and C thereto.


_____________________

*   Previously filed.


CUSIP No.  020011 10 2          Amendment No. 18             Page 8 of 8 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              VALUE PARTNERS, LTD.

                              By: Ewing & Partners as General Partner



December 11, 2000             By: /s/ Timothy G. Ewing
                                  --------------------------------
                                  Timothy G. Ewing
                                  General Partner


                              EWING & PARTNERS


December 11, 2000             By: /s/ Timothy G. Ewing
                                  --------------------------------
                                  Timothy G. Ewing
                                  General Partner


December 11, 2000             By: /s/ Timothy G. Ewing
                                  --------------------------------
                                  Timothy G. Ewing